UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

MedQuist Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

584949 10 1
(CUSIP Number)

Evan D. Stone
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7473
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,614,049
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,614,049
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,655,509
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,655,509
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,655,509
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,655,509
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,655,509
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,655,509
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS HALLMARK FINANCIAL SERVICES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 584949 10 1

1	NAME OF REPORTING PERSONS AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 584949 10 1

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3.                    Source and Amount of Funds

Item 3 is hereby amended and restated as follows:

As of the filing date of this Amendment No. 9, NP had invested $17,622,045 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.   Neither NCG, NCM nor Mr. Schwarz directly owns any shares of Common Stock.

As of the filing date of this Amendment No. 9, AHIC had invested $104,757 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of AHIC.  Hallmark does not directly own any shares of Common Stock.

Item 5.                     Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended and restated as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 37,555,893 shares, which is the total number of shares of Common Stock outstanding as of February 24, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2009.

As of the filing date of this Amendment No. 9, NP beneficially owned 1,614,049 shares of Common Stock, representing approximately 4.3% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of NP, may also be deemed to beneficially own the 1,614,049 shares of Common Stock beneficially owned by NP.  In addition, because NCM may be deemed to own a controlling interest in Hallmark, and Hallmark is the parent company of AHIC, NCM may be deemed to beneficially own the 41,460 shares of Common Stock beneficially by AHIC. In total, NCM may be deemed to own shares representing approximately 4.4% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 1,614,049 shares of Common Stock beneficially owned by NP.  In addition, because NCM may be deemed to own a controlling interest in Hallmark, and Hallmark is the parent company of AHIC, NCG (as NCM’s general partner) may also be deemed to beneficially own the 41,460 shares of Common Stock beneficially by AHIC. In total, NCG may be deemed to own shares representing approximately 4.4% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 1,614,049 shares of Common Stock beneficially owned by NP.  In addition, because NCM may be deemed to own a controlling interest in Hallmark, and Hallmark is the parent company of AHIC, Mr. Schwarz (as the managing member of NCG, the general partner of NCM) may also be deemed to beneficially own the 41,460 shares of Common Stock beneficially by AHIC. In total, Mr. Schwarz may be deemed to own shares representing approximately 4.4% of the issued and outstanding Common Stock.

CUSIP NO. 584949 10 1

NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common Stock owned by NP, except to the extent of their pecuniary interest therein.

As of the filing date of this Amendment No. 9, AHIC beneficially owned 41,460 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock. Hallmark, as the parent of AHIC, may also be deemed to beneficially own the 41,460 shares of Common Stock beneficially by AHIC, representing less than 1% of the issued and outstanding Common Stock.

The filing of this Amendment No. 9, and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

(b)           By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement. AHIC has the sole power to vote and dispose of the shares of Common Stock owned by AHIC.

Item 5(c) is hereby amended to add the following:

(c)           The transactions effected during the past sixty days by the Reporting Persons are (1) the purchase transactions set forth on Schedule A hereto (which were effected in the open market) and (2) a distribution on April 7, 2009 by NP of a total of 387,025 shares of Common Stock to withdrawing partners of NP as of March 31, 2009 at a price of $2.55 per share (the closing price of the Common Stock on March 31, 2009).

Item 5(e) is hereby added as follows:

(e)           On April 7, 2009, the Reporting Persons ceased to be the beneficial owners of five percent of the issued and outstanding Common Stock.

CUSIP NO. 584949 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its General Partner

	By:	Newcastle Capital Group, L.L.C., its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its General Partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

HALLMARK FINANCIAL SERVICES, INC.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Director

CUSIP NO. 584949 10 1

Schedule A

Transactions in the Common Stock During the Past 60 Days

American Hallmark Insurance Company of Texas

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

3/26/09	Buy	10,400	2.55
3/27/09	Buy	10,100	2.40
3/28/09	Buy	6,960	2.55
3/30/09	Buy	14,000	2.53